Letterhead of Millington Solutions LLC

March 27, 2009

Mr. Konstantin Tsiryulnikov
Chief Executive Officer
Sunrise Energy Resources, Inc.
570 Seventh Avenue,
New York, NY 10018

Dear Mr. Tsiryulnikov,

Re: Settlement of Convertible Debenture Notes CD-1001, CD-1009, CD-1011 and CD-1013

Thank you for your letter dated March 25, 2009. We appreciate your proposal to transfer some or all of Sunrise’s assets to Millington in lieu of payment of principal and interest under the above Notes. We have reviewed your filings with the Securities and Exchange Commission and we note the following:

i.
On March 11, 2009 Sunrise received a letter from the Company’s geologists stating that there were no proved hydrocarbons reserves at Sunrise’s Karaikozovsk property as of December 31, 2008. Karaikozovsk lease is your main producing asset and there is no production and/or proved reserves at the remaining 7 properties.

ii.
Sunrise’s licenses are temporary exploration licenses that expire during 2009. Significant investment and time may be required to upgrade these licenses to a 20 year production license. This circumstance is exacerbated by rampant bureaucracy, unclear legislation and lack of transparency in the license issuance process currently existing Ukraine.

iii.	Significant investment and time may be required to complete exploration of the licenses and bring them to full commercial production.

iv.	Ukraine has recently been going through a period of political and economic instability manifested in the reduction of hydrocarbons pricing and the weakening of the Ukrainian Hryvna to USD.

Given that you have invested $11.2 million into drilling and infrastructure, we would be willing to accept the transfer of all Sunrise’s assets in settlement of all amounts due to Millington. We would like to structure the transaction as the transfer of the title to the 100% ownership stakes in Sunrise’s operating subsidiaries – Esko Pivnich and Pari. In consideration of receiving the title to the above subsidiaries, Millington will agree to void and cancel all Convertible Debenture Notes CD-1001, CD-1009, CD-1011 and CD-1013 and release Sunrise Energy Resources, Inc. from any and all obligations under the Notes including without limitation principal of $4,560,000 and accrued interest of $1,124,837, provided, however, that we receive your acceptance of our offer by March 31, 2009. In addition, Millington will assume all obligations of Esko Pivnich and Pari whether existing prior to closing of the transaction or arising thereafter, including without limitation any and all legal costs, taxes and penalties, government fees and levies and environmental remediation costs related to your current properties.

In the event, you accept the proposed transaction terms, please let us know what approvals you may need and the estimated closing date. Please also let us know if you would like us to draft the transaction documentation.

Sincerely,

/s/ Evgeniy Kozlov
Evgeniy Kozlov
Director